SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9
(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SWISS ARMY BRANDS, INC.
(Name of Subject Company)

SWISS ARMY BRANDS, INC
(Name of Person(s) Filing Statement)

Common Stock, par value $.l0 per share
(Title of Class of Securities)

870827102
(CUSIP Number of Class of Securities)

Thomas M. Lupinski
Chief Financial Officer
Swiss Army Brands, Inc.
One Research Drive
Shelton, Connecticut 06484
(203) 929-6391

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Priscilla Hughes, Esq.
Morrison & Foerster llp
1290 Avenue of the Americas
New York, New York 10104-0050
(212) 468-8000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

FOR IMMEDIATE RELEASE

SWISS ARMY BRANDS ACKNOWLEDGES PENDING LAWSUITS

        SHELTON, CONN., June 17, 2002 -- Swiss Army Brands, Inc. (Nasdaq: SABI) ("Swiss Army Brands") announced today that two lawsuits have been filed against Swiss Army Brands, officers and directors of Swiss Army Brands, and its majority stockholder, Victorinox AG ("Victorinox"), in connection with the proposal by Victorinox to purchase all of the outstanding shares of common stock of Swiss Army Brands not held by Victorinox and its affiliates. On June 12, 2002, Victorinox and Swiss Army Brands separately issued press releases in connection with the proposed transaction.

        The lawsuits purport to be class actions on behalf of the public stockholders of Swiss Army Brands. The plaintiffs in these actions have asserted a variety of claims, including allegations that Victorinox's proposed offer price for the publicly held shares of Swiss Army Brands is unfair and grossly inadequate; and that officers and directors of Swiss Army Brands have breached their fiduciary duties to the public stockholders. Each of the lawsuits has been filed in the Delaware Court of Chancery in and for New Castle County. Swiss Army Brands does not believe that these lawsuits state valid claims against Swiss Army Brands or any of its officers or directors.

        The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of Swiss Army Brands. If and when a tender offer is made for the common stock of Swiss Army Brands, Swiss Army Brands stockholders are advised to read the tender offer statement, which would be filed by Victorinox with the U.S. Securities and Exchange Commission (the "Commission"), and the related solicitation/recommendation statement that would be filed by Swiss Army Brands with the Commission at the commencement of any tender offer. The tender offer statement (which would probably include an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement would contain important information that should be read carefully before any decision is made with respect to a tender offer. If a tender offer is commenced, Swiss Army Brands stockholders would be able to obtain a copy of these documents from the purchasers' information agent, without charge, upon request. These documents also would be made available at no charge on the SEC's web site at www.sec.gov.